UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-36896

Mercurity Fintech Holding Inc.

(Exact name of registrant as specified in its charter)

Room 1215, FIYTA Technology Building

Gaoxin South, Road One

Nanshan District, Shenzhen 518000

Guangdong Province, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

At the annual meeting of shareholders of Mercurity Fintech Holding Inc. (the “Company”) held on November 21, 2022 (Beijing time), the Company’s shareholders voted on the matters described below.

1.	The Company’s shareholders elected the following 10 directors to the board of directors of the Company (the “Board”), Shi Qiu, Xiang Qu, Er-Yi Toh, Cong Huang, Keith Tan Jun Jie, Alan Curtis, Zheng Cui, Hui Cheng, Qian Sun, and Daniel Kelly Kennedy, each to serve until his/her successor is duly elected and qualified at the 2023 Annual Meeting of Shareholders or until his/her earlier resignation or removal, and did not elect Huahui Deng to the Board. The number of shares that (a) voted for the election of each director, (b) voted against the election of each director, and (c) abstained to vote for each director is summarized in the table below:

Director Nominee	Votes For	Votes Against	Votes Abstain
Shi Qiu	2,013,428,445	64,616,040	1,888,920
Huahui Deng	673,816,320	1,404,228,165	1,888,920
Xiang Qu	2,013,068,445	64,976,040	1,888,920
Er-Yi Toh	2,013,833,445	64,211,040	1,888,920
Cong Huang	2,070,731,085	7,313,400	1,888,920
Keith Tan Jun Jie	2,013,428,445	64,616,040	1,888,920
Alan Curtis	2,016,209,445	63,455,040	268,920
Daniel Kelly Kennedy	2,016,249,045	63,415,440	268,920
Zheng Cui	2,013,618,525	64,211,040	2,103,840
Qian Sun	2,014,040,445	64,211,040	1,681,920
Hui Cheng	2,013,833,445	64,211,040	1,888,920

2.	The Company’s stockholder approved a reverse split of the Company’s issued ordinary shares at a ratio of not less than one (1)-for-three hundred sixty (360) and not more than one (1)-for-seven hundred twenty (720). The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Votes Abstain
1,999,375,125	78,124,320	0

3.	The Company’s shareholders approved suspension of trading the Company’s American Depositary Receipts / Shares (“ADRs”) on Nasdaq Stock Market, each ADR representing 360 ordinary shares, par value US$0.00001 per ordinary share, and to authorize any Director or Officer of the Company to take all actions necessary, appropriate or advisable to commence trading the Company’s ordinary shares on Nasdaq Stock Market. The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Votes Abstain
2,000,472,765	76,678,200	278,2440

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

	By:	/s/ Shi Qiu
	Name:	Shi Qiu
	Title:	Chief Executive Officer

Date: November 22, 2022